CONSOLIDATED FINANCIAL STATEMENTS

Arco Technologies Inc. and Subsidiaries
(A Wholly Owned Subsidiary of Arco Fuel Cells S.r.l.)
Period Ended 31 December, 2022
With Report of Independent Auditors

Giovanni Iammarrone CPA, LLC

Arco Technologies Inc. and Subsidiaries
(A Wholly Owned Subsidiary of Arco Fuel Cells S.r.l.)
Financial Statements
Period Ended December 31, 2022

Contents

Independent Auditor's Report

To the Board of Directors and Stockholder

of Arco Technologies Inc. and Subsidiaries

Qualified Opinion

We have audited the accompanying consolidated financial statements of Arco Technologies Inc. and Subsidiaries (a Delaware corporation), which comprise the consolidated balance sheet as of December 31, 2022, and the related consolidated statement of comprehensive income, consolidated statement of changes in stockholder's equity, and cash flows for the period from January 4, 2022 (inception) through December 31, 2022, and the related notes to the consolidated financial statements.

In our opinion, expect for the possible effects of the matter described in the Basis for Qualified Opinion section of our report, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Arco Technologies Inc. and Subsidiaries as of December 31, 2022, and the results of its operations and its cash flows for the period from January 4, 2022 (inception) through December 31, 2022 in accordance with accounting principles generally accepted in the United States of America.

Basis for Qualified Opinion

We were not engaged as auditors of Arco Technologies Inc. and Subsidiaries until after December 31, 2022, and, therefore, did not observe the counting of physical inventories and prepaid supplies at the beginning or end of the period. We were unable to satisfy ourselves by other auditing procedures concerning the inventory and prepaid supplies held at December 31, 2022, which are stated in the balance sheet at $160,764 and $421,244, respectively. In addition, the inventory system does not track each inventory transaction resulting in numerous misstatements in inventory and prepaid supplies. As a result of these matters, we were unable to determine whether any adjustments might have been found necessary in respect of recorded or unrecorded inventory and prepaid supplies, and the elements making up the consolidated statement of comprehensive income, changes in stockholder's equity, and cash flows.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of Arco Technologies Inc. and Subsidiaries and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter – Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a significant accumulated deficit. In addition, the Company continues to experience negative cash flows from operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidation financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Arco Technologies Inc. and Subsidiaries' ability to continue as a going concern for at least one year after the date that the consolidated financial statements are issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing

an opinion on the effectiveness of Arco Technologies Inc. and Subsidiaries' internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Arco Technologies Inc. and Subsidiaries' ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Gimmn Lmmm CPA, LLC

New York, NY

December 6, 2023

Arco Technologies Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Arco Fuel Cells S.r.l.)

Consolidated Balance Sheet

December 31, 2022

ASSETS

Cash	$	116,566
Inventory		160,764
Contract assets		79,353
Due from Parent		5,895
Prepaid supplies		421,244
Other current assets		42,316
Total current assets		826,138
Property, plant & equipment		358,780
Total assets	**$**	**1,184,918**

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$	55,698
Accrued expenses and other current liabilities		84,335
Contract liabilities		16,764
Taxes payable		7,853
Deferred tax liabilities		2,584
Total current liabilities		167,234
Deferred compensation		8,747
Total liabilities		180,156
Stockholder's equity:		
Common stock		100
Additional paid-in capital		1,208,904
Accumulated deficit		(204,427)
Accumulated other comprehensive income		4,360
Total stockholder' equity		1,004,762
Total liabilities and stockholder's equity	**$**	**1,184,918**

Arco Technologies Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Arco Fuel Cells S.r.l.)

Consolidated Statement of Comprehensive Income

For the Period from January 4, 2022 (inception) through December 31, 2022

Revenue:		
Sales	$	125,742
Net revenue		125,742
Cost of goods sold		24,344
Gross profit		101,398
Selling, general & administrative expenses		294,562
Operating loss		(193,164)
Other income (expenses):		
Foreign exchange gain		743
Loss before income taxes		(192,421)
Income tax expense (benefit)		12,006
Net loss	$	**(204,427)**
Other comprehensive income/(loss), net of tax		
Foreign currency translation adjustment		4,360
Total other comprehensive income/(loss)	$	**4,360**
Comprehensive income/(loss)	$	**(200,067)**

Arco Technologies Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Arco Fuel Cells S.r.l.)

Consolidated Statement of Changes in Stockholder's Equity

For the Period Ended December 31, 2022

	Shares issued and outstanding	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated other comprehensive income/(loss)	Total
Balance at December 31, 2021	**0**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**
Issuance of shares	10,000,000	100				100
Contribution in kind			1,208,904			1,208,904
Foreign translation adjustment					4,360	4,360
Net loss				(204,427)		(204,427)
Balance at December 31, 2022	**$ 10,000,000**	**$ 100**	**$ 1,208,904**	**$ (204,427)**	**$ 4,360**	**$ 1,008,937**

Arco Technologies Inc. and Subsidiaries
(A Wholly Owned Subsidiary of Arco Fuel Cells S.r.l.)
Notes to the Consolidated Financial Statements

Operating activities

Comprehensive loss	$	(200,067)
Adjustments to reconcile net loss attributable to net cash (used in) provided by operating activities:		
Depreciation		6,119
Amortization		1,387
Deferred taxes		1,602
Changes in operating assets and liabilities:		
Inventory		(222)
Contract assets		(4,997)
Due from parent		1,069
Prepaid supplies		(74,216)
Other current assets		(42,316)
Accounts payable		55,698
Contract liabilities		16,764
Taxes payable		7,853
Other current liabilities		84,635
Employee contribution plans		5,245
Net cash used in operating activities		(141,446)

Investing activities

Purchases of equipment		(17,594)
Purchase of intangible assets		1,687
Net cash used in investing activities		(15,907)

Financing activities

Common stock		100
Additional paid-in capital		273,819
Net cash used provided by financing activities		273,919

Net increase (decrease) in cash		116,566
Cash - beginning of year		-
Cash - end of year	$	116,566

Supplemental schedule of noncash financing activities

Historical cost of contributed net assets	$	931,824

Arco Technologies Inc. and Subsidiaries
(A Wholly Owned Subsidiary of Arco Fuel Cells S.r.l.)
Notes to the Consolidated Financial Statements

NOTE 1: Description of business

Arco Technologies Inc. ("Arco USA", or the "Company") was incorporated on January 4, 2022 pursuant to the laws of the State of Delaware.

The Company is a wholly owned subsidiary of Arco Fuel Cells S.r.l. (the "Parent" or "Arco FC"), an Italian corporation headquartered in Granarolo Dell'Emilia (BO), Italy, and is a holding company.

The Company wholly owns Arco Technologies S.r.l. ("Arco ITALY"), an Italian corporation incorporated on August 1, 2022. Arco ITALY is consolidated in Arco USA's financial statements.

Both the Parent and Arco ITALY are engaged in the design, manufacturing and distribution of fuel cells and electrolyzers.

NOTE 2: Acquisitions

On August 24, 2022 the Parent completed a spin-off by contributing some assets and liabilities of the electrolysis division to Arco ITALY, a Newco at that time. The transfer of the net assets occurred at historical value, assessed at $1,908,000 under generally acceptable accounting principles in Italy and $1,072,918 under US generally accepted accounting principles.

Assets	USD	Liabilities and Equity	USD
Cash	$ 160,256	Deferred tax liabilities	$ 982
Inventory	506,800	Other current liabilities	-
Current assets	79,129	Other non-current liabilities	3,502
Intangible assets, net	3,074	Additional paid-in capital	1,081,396
Property, plant & equipment	347,305	Common stock	10,684
Total Assets	**$ 1,096,564**	**Total liabilities and Equity**	**$ 1,096,564**

Arco Technologies Inc. and Subsidiaries
(A Wholly Owned Subsidiary of Arco Fuel Cells S.r.l.)
Notes to the Consolidated Financial Statements

NOTE 2: Acquisitions (cont'd.)

On October 25, 2022, the Parent contributed to Arco USA its 100% shares in Arco ITALY and its 0.32% interest in Storen Technologies Inc. ("Storen", equal to 26,410 shares) in exchange for 10,000,000 shares of Arco USA.

Net assets contributed in kind to the Company through these transactions have been recorded in the amount of $1,095,341 and $113,463 respectively, equal to the Additional Paid in Capital at December 31, 2022, minus a foreign translation adjustment of $3,261.

NOTE 3: Summary of Significant Accounting Policies

Basis of Presentation

These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S GAAP"). Any reference in these notes to applicable guidance is meant to refer to the authoritative United States generally accepted accounting principles as found in the Accounting Standards Codification and Accounting Standards Update (ASU) of the Financial Accounting Standards Board (FASB).

Revenue and Cost Recognition

The Company recognizes its revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC 606"). The guidance affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts with the transfer of nonfinancial assets unless those contracts are within the scope of other standards.

ASC 606 provides that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should apply the following five step process to recognize revenue: (1) identify the contract with the customer; (2) identified the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

Contracts

Revenues on contracts are recognized over time, as performance obligations are satisfied, due to the continuous transfer of control to the customer.

NOTE 3: Summary of Significant Accounting Policies (cont'd.)

Revenue and Cost Recognition (cont'd.)

Contracts (cont'd.)

The Company's contracts are generally accounted for as a single performance obligation, since the Company is providing a significant service of integrating components into a single project. The Company recognizes revenue with an "input method" using the percentage of completion method, whereby progress towards completion is recognized according to the percentage of incurred direct labor costs to date to estimated total direct labor costs. This method best depicts the transfer of control to the customer, which occurs as the company incurs costs on its contracts. Incurred costs represent work performed, which corresponds with and thereby best depicts the transfer of control to the customer. This method is used because management considers the "cost to cost" method the most appropriate in the circumstances.

Because the Company always acts as a principal in the contracts, gross revenues are recognized. The Company is considered the principal because the Company controls the contractually specified goods and services before they are transferred to the customer. In the course of providing its services, the Company routinely subcontracts for services and incurs other direct costs on behalf of its clients. Those costs are passed through to clients and, in accordance with U.S. GAAP, are included in the Company's revenues and direct costs.

Practical Expedients and Exemptions

The Company utilizes certain practical expedients ad exemptions as follows:

- In cases where the Company has an unconditional right to consideration from a customer in an amount that corresponds directly with the value of the performance completed to date, the Company recognizes revenue in the amount to which there is a right to invoice for services performed.

- The contract price is not adjusted for the effects of a significant financing component if the Company expects, at contract inception, that the period between when the Company transfers a service to a customer and when the customer pays for that service will be one year or less.

- Incremental customer contract acquisition costs are expensed as they are incurred, when the amortization period is less than one year in duration.

NOTE 3: Summary of Significant Accounting Policies (cont'd.)

Revenue and Cost Recognition (cont'd.)

Contract Assets and Liabilities

Billing practices are governed by the contract terms of each project based upon costs incurred, achievement of milestones, or predetermined schedules. Billings do not necessarily correlate with revenue recognized over time using the percentage-of-completion method. Contract assets include unbilled amounts typically resulting from revenue under long-term contracts when the percentage-of-completion method of revenue recognition is utilized and revenue recognition exceeds the amount billed to the customer. Contract liabilities consist of advance payments and billings in excess of revenue recognized as well as deferred revenue.

The Company's contract assets and liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period. In accordance with normal construction industry practice, the Company includes in current assets and current liabilities amounts relating to construction contracts realizable and payable over a period in excess of one year.

The opening and closing balances of accounts receivable, contract assets and contract liabilities from contracts with customers are as follows:

	Accounts Receivable	Contract Assets	Contract Liabilities
Balance, December 31, 2022	$ -	$ 79,353	$ 16,764

Combining Contracts

The Company evaluates whether two or more contracts, with the same customer, should be combined and accounted for as a single contract and whether a single or combined contract should be accounted for as more than one performance obligation. This evaluation requires significant judgment and could change the amount of revenue and profit recorded in each period.

Performance Obligations

Generally, the Company's contracts contain one performance obligation. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account. The Company's performance of the contracts with customers typically provides a significant service of integrating a complex set of tasks and components into a single project or capability (even if that single project results in the delivery of multiple units), and as such the entire contract is accounted for as one performance obligation.

The transaction price is allocated to the performance obligation and recognized as revenue when, or as, the performance obligation is satisfied with the continuous transfer of control to the customer.

NOTE 3: Summary of Significant Accounting Policies (cont'd.)

Revenue and Cost Recognition (cont'd.)

Performance Obligations (cont'd.)

Less commonly, a contract may be considered to have multiple performance obligations even when they are part of a single contract. For contracts with multiple performance obligations, the Company allocates the transaction price to each performance obligation using the best estimate of the standalone selling price of each distinct good or service in the contract.

In accordance with FASB ASC 606-10-50-13, the Company is required to disclose its remaining performance obligations as of the end of the current reporting period. Due to the nature of the Company's contracts, these reporting requirements are not applicable. The majority of the Company's remaining contracts meets certain exemption as defined in FASB ASC 606-10-50-14 through 606-10-50-14A, including (i) performance obligation is part of a contract that has an original expected duration of one year or less; (ii) the right to invoice practical expedient; and (iii) variable consideration related to unsatisfied performance obligations that is allocated entirely to a wholly unsatisfied promise to transfer a distinct service that forms part of a single performance obligation, and the terms of that variable consideration relate specifically to the Company's efforts to transfer the distinct service, or to a specific outcome from transferring the distinct service.

For the Company's contracts that pertain to these exemptions: (i) the remaining performance obligation is part of a contract that has an original expected duration of one year or less; (ii) the estimated remaining duration of these performance obligations ranges from the remainder of the current calendar year to three years; (iii) for the Company's remaining contracts there is a right to invoice; and (iv) variable consideration for these various contracts primarily includes cost plus fixed-fee, cost plus fixed-rate or billable rate fees that fluctuate throughout the contract for unspecified remaining amounts.

Transaction Price

The transaction price is the amount of consideration to which the company expects to be entitled in exchange for transferring goods and services to the customer. The consideration promised in a contract with customers may include both fixed and variable amounts to the extent that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved (i.e., probable and estimable).

Variable Consideration

The Company includes in the contract estimates additional revenue for variable consideration when the Company believes it has enforceable right to the modification, the amount can be estimated reliably, and it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

NOTE 3: Summary of Significant Accounting Policies (cont'd.)

Revenue and Cost Recognition (cont'd.)

Contract Modifications

Contract modifications are routine in the performance of the Company's contracts. Contracts are often modified to account for changes in the contract specifications or requirements. In most instances, contract modifications are for goods or services that are not distinct and, therefore, are accounted for as part of the existing contract.

The Company accounts for contract modifications as a separate contract when the modification results in the promise to deliver additional goods or services that are distinct and the increase in price of the contract is for the same amount as the standalone selling price of the additional goods or services included in the modification.

Cost Recognition

Contract costs include all direct material and labor costs and all other direct and indirect costs related to contract performance. General and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

Costs incurred that do not contribute to satisfying performance obligations are excluded from the cost input calculation as these amounts are not reflective of transferring control to the customer. Costs are generally recognized as incurred.

Changes in Contract Performance

Changes in job performance, job conditions and estimated profitability, including those arising from settlements, may result in revisions to costs and income and are recognized in the period in which the revisions are determined. The Company recognizes adjustments in estimated profit on contracts under the cumulative catch-up method. Under this method, the impact of the adjustment on profit recorded to date is recognized in the period the adjustment is identified. Revenue and profit in future periods of contract performance are recognized using the adjusted estimate. Because of the inherent uncertainty in estimating the costs to complete on contracts in process, it is at least reasonably possible that the estimates used will change in the near term.

Economic Factors

- Type of customers – large corporations in the industrial and ship-material handling.

- Geographical location of customers – mainly in Europe (Italy) and USA (Texas).

- Type of contracts – Development, design and production contracts for fuel fells and electrolyze systems.

NOTE 3: Summary of Significant Accounting Policies (cont'd.)

Foreign Currency Transactions

The Company's financial statements are prepared in U.S. dollars. Monetary assets and liabilities are remeasured at exchange rates in effect at the end of the reporting period. The resulting gains or losses are included in foreign exchange gain (loss) on the statement of operations.

Foreign Translation Adjustments

Foreign translation adjustments result from the process of translating Arco ITALY's financial statements into the reporting currency. Translation adjustments are reported in other comprehensive income.

Cash

The cash includes currency on hand, including demand deposits with banks.

Inventory

Inventory is stated at the lower of cost, determined using the specific identification method, or net realizable value less cost to sell. The Company reviews inventories for obsolete, slow-moving, or excess amounts and, if required, will write down inventory to its net realizable values less cost to sell.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost. Depreciation of property, plant, and equipment is computed utilizing the straight-line method over the estimated useful lives of the assets.

Upon retirement or disposal of assets, the cost of assets disposed and the related accumulated depreciation are removed from the balance sheet and any gain or loss is reflected in earnings. Repairs and maintenance costs are expensed as incurred.

The carrying values of property, plant, and equipment are reviewed for impairment whenever facts and circumstances indicate that the carrying amount may not be fully recoverable.

In performing this review for recoverability, property, plant, and equipment are assessed for possible impairment by comparing their carrying values with their undiscounted net pretax cash flows expected to result from the use of the asset. Impaired assets are written down to their fair values, generally determined based on their estimated future discounted cash flows.

Based on the results of the Company's testing for the period from January 4, 2022 (inception) through December 31, 2022, no impairment of property, plant, and equipment was recognized.

Fair Value of Financial Instruments

The carrying values of due from parent, other current assets, accounts payable, and accrued expenses and other current liabilities approximate fair value due to the short-term nature of these accounts. Debt approximates fair value due to the variable nature of interest on the debt.

Arco Technologies Inc. and Subsidiaries
(A Wholly Owned Subsidiary of Arco Fuel Cells S.r.l.)
Notes to the Consolidated Financial Statements

NOTE 3: Summary of Significant Accounting Policies (cont'd.)

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements. Actual results could differ from those estimates**.**

Concentration of Credit Risk

The Company's financial instruments that are exposed to concentration of credit risk consist primarily of cash and accounts receivable. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits.

The Company sells primarily to large companies within normal credit terms and performs credit evaluations. The Company maintains reserves for potential credit losses.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs was $48,429 for the period from January 4, 2022 (inception) through December 31, 2022. All research and development costs for the period from January 4, 2022 through December 31, 2022 are included in selling, general and administrative expenses.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records deferred tax assets to the extent it believes these assets will more likely than not be realized. In making such determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and recent financial operations. In the event the Company were to determine that it would be able to realize its deferred income tax assets in the future in excess of its net recorded amount, the Company would make an adjustment to the valuation allowance, which would reduce the provision for income taxes.

NOTE 3: Summary of Significant Accounting Policies (cont'd.)

Liquidity, Going Concern and Management's Plans

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. As reflected in the accompanying consolidated financial statements, for the period ended December 31, 2022, the Company had:

- Net comprehensive net loss of $200,067, and
- Net cash used in operations was $141,446.

Additionally, at December 31, 2022, the Company had:

- Accumulated deficit of $208,602,

We manage liquidity risk by reviewing, on an ongoing basis, our sources of liquidity and capital requirements. The Company has cash on hand of $116,566 at December 31, 2022.

The Company has incurred significant losses since its inception in 2022 and has not demonstrated an ability to generate sufficient revenues from the sales of its products and services to achieve profitable operations. There can be no assurance that profitable operations will ever be achieved, or if achieved, could be sustained on a continuing basis. In making this assessment we performed a comprehensive analysis of our current circumstances including: our financial position, our cash flows and cash usage forecasts for the period ended December 31, 2022, and our current capital structure including equity-based instruments and our obligations and debts.

Without sufficient revenues from operations, if the Company does not obtain additional capital, the Company will be required to reduce the scope of its business development activities or cease operations. In addition to the gross proceeds of $200,000 received from Storen in January 2023 (see Note 11), the Company may explore obtaining additional capital financing, and the Company is closely monitoring its cash balances, cash needs, and expense levels.

These factors create substantial doubt about the Company's ability to continue as a going concern within one year after the date that these consolidated financial statements are issued, as the Company will need additional capital to meet its financial obligations. These consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

Arco Technologies Inc. and Subsidiaries
(A Wholly Owned Subsidiary of Arco Fuel Cells S.r.l.)
Notes to the Consolidated Financial Statements

NOTE 3: Summary of Significant Accounting Policies (cont'd.)

Liquidity, Going Concern and Management's Plans (cont'd.)

Management's strategic plans include the following:

- Execution of business plan focused on technology development and improvement,
- Seek out equity and/or debt financing to obtain the capital required to meet the Company's financial obligations, in addition to the gross proceeds of $200,000 received in January 2023 noted above.
- Continuing to explore and execute prospective partnering, distribution and acquisition opportunities,
- Identifying unique market opportunities that represent potential positive short-term cash flow.

NOTE 4: Contract Assets

Information with respect to contract assets on uncompleted contracts at December 31, 2022 is as follows:

Contract costs incurred	$ 63,406
Estimated earnings	28,769
	92,175
Less: Billing to date	12,822
	$ 79,353

Included in the accompanying balance sheet under contract assets:

Costs and estimated earnings in excess of billings on uncompleted contracts	$ 79,353
Total contract assets	$ 79,353

NOTE 5: Property, Plant and Equipment

Property, plant, and equipment consist of the following at December 31:

	Useful Life in Years	2022
Machinery and equipment	5–15	$ 94,144
Assets under construction	-	265,703
Office equipment and furniture and fixtures	5–10	36,047
		395,894
Accumulated depreciation		(37,114)
Property, plant, and equipment, net		$ 358,780

Depreciation and amortization expense for the period from January 4, 2022 (inception) through December 31, 2022 was $6,119, entirely recorded among selling, general and administrative expenses.

NOTE 6: Income taxes

For the period from January 4, 2022 (inception) through December 31, 2022 the Company recorded $12,006 taxes.

The income tax provision differs from the amount that would result from applying the statutory federal income tax rate primarily as a result of nondeductible expenses, changes depreciation and amortization conventions and other minor tax differences.

The Company had deferred tax liabilities of $2,584 at December 31, 2022. Deferred tax liabilities primarily relate to fixed assets.

The Company is subject to taxation in the U.S. federal, in multiple U.S. states' jurisdictions and in Italy. Since 2022 represent the first year of operations for the Company, no previous years are subject to examinations by the taxing authorities.

NOTE 7: Defined Benefit Plan

Arco ITALY is obligated under the Italian law to enroll substantially all of its employees into a defined benefit retirement plan as for of severance. The contributions are based on years of service and the employee's compensation during the time of employment. The Company's funding policy is to make the minimum annual contribution required by applicable regulations. Contributions are intended to provide only for compensation attributed to service to date. Company contributions in 2022 are $13,535.

The following tables set forth further information about the Company's defined contribution pension plan as of and for the period ended December 31, 2022:

Obligations

Accumulated benefit obligation	$ 9,360
Contributions of the period	13,535
Benefits paid	4,175

Amounts recognized in the statement of financial position consist of:	
Noncurrent liabilities	9,360

Amounts recognized in accumulated other comprehensive income consist of:	
Net loss (gain)	$ (613)
	$ 8,747

The following assumptions were used in accounting for the plan:

Weighted-average assumptions used to determine benefit obligations at December 31, 2022:

Discount rate	3.77%
Rate of annual inflation	2.12%

The expected rate of return on plan assets is determined by the plan assets' historical long-term investment performance, current asset allocation, and estimates of future long-term returns by asset class.

Arco Technologies Inc. and Subsidiaries
(A Wholly Owned Subsidiary of Arco Fuel Cells S.r.l.)
Notes to the Consolidated Financial Statements

NOTE 7: Defined Benefit Plan (cont'd.)

The employees can decide whether to keep their severance pay within the company or to deposit in external pension funds. Arco ITALY has no responsibilities in determining the overall investment strategy, since either the investment options are defined by the employees or they follow the requirements of the Italian law. Arco ITALY performs the role of intermediary between employees and the few accredited entities to which the protection and investment decisions are granted.

No plan assets are expected to be returned to the Company during 2023.

The following benefits are expected to be paid:

Expected future cash flows	
Years	Cash flow
0-1	$ 404
1-2	1,366
2-3	1,852
3-4	2,605
4-5	2,107
5-6	5,551
6-7	3,861
7-8	7,348
8-9	7,283
9-10	8,714

NOTE 8: Contingencies

The Company is subject to certain disputes and claims arising in the normal course of its business. Management believes the ultimate resolution of such claims and disputes will not have a material impact on the Company's financial position, results of operations, or cash flows in the period resolved.

As a result of the spread of COVID-19, economic uncertainties have arisen which are likely to negatively impact the recognition of revenues and the collectability of receivables. Other financial impact could occur, though such potential impact is unknown at this time.

NOTE 9: Related-Party transactions

Due from Parent

As part of the contribution in kind made by the Parent to Arco ITALY, $5,895 remain due from Arco FC.

NOTE 9: Related-Party transactions (cont'd.)

Cost incurred with Parent

For the period from January 4, 2022 (inception) through December 31, 2022 the Company incurred $38,486 of expenses from the Parent, related to administrative expenses.

Sale of Storen interest proceeds

On December 12, 2022, the Company sold to Arco FC its 0.34% interest in Storen for $113,563. The difference between purchase and sale price, amounting to $12,998, was allocated to APIC.

Revenues recognized with Storen

The Company has a significant concentration of revenue from Storen. Sales to this customer for the period from January 4, 2022 (inception) though December 31, 2022 were approximately 100% of total revenues. Contract assets from these customers were approximately 52% of total contract assets at December 31, 2022, or $41,516.

NOTE 10: Backlog

The following schedule is a reconciliation of backlog representing signed contracts at December 31, 2022:

New contracts - period ended December 31, 2022	$ 656,871
Less: Contract revenues	316,791
Balance, December 31, 2022	$ 340,080

Remaining construction performance obligations represent the remaining transaction price, including variable consideration not constrained, for which work has not been performed. As of December 31, 2022 the aggregate amount of the transaction price allocated to remaining performance obligations was $340,080. The Company expects to recognize revenue related to the remaining performance obligations over the next twelve months.

NOTE 11: Subsequent Events

The Company has evaluated all events or transactions that incurred after December 31, 2022 through December 6, 2023, which is the date that the financial statements were available to be issued. On January 2, 2023 the Company entered into a loan agreement with Storen of $200,000. The loan does not bear interest and the total amount of loan shall be due and payable on January 1, 2025. On February 23, 2023 the company entered into stock option plan compensation agreements with its officers.